Water Now Inc. Announces HydraSpin USA Contracts

New Wholly Owned Subsidiary Formed to Pursue Crude Oil Recovery

Fort Worth, Tx

November 27, 2018

FOR IMMEDIATE RELEASE

Water Now, Inc., (OTC-WTNW), an industry leader in water purification solutions has formed HydraSpin USA, a wholly owned subsidiary that is delivering environmental solutions in the domestic oil industry.  Using the HydroCyclone technology developed by African Horizon Technologies, and exclusively licensed in the United States to Water Now, HydraSpin USA provides a highly efficient method for separating crude oil from waste water produced in the oil extraction process.

HyrdaSpin is in current negotiations for two new multi-year contracts with US disposal well operators to install the HydraSpin Oil Recovery system at two re-injection well sites in the US. In announcing the negotiations, Water Now’s CEO, David King stated, "These new agreements of course, represent substantial revenue, but more importantly they are a testament to the efficiency and effectiveness of HydraSpin technology."

The oil and gas industry uses injection wells to dispose of waste water, which has a high salt content, as well as chemicals, heavy metals, and radioactive material. To dispose of the waste water from the primary extraction process, operators use high pressure wells to force the water back into the earth to a depth of thousands of feet below the surface.  As oil is pumped from the primary well, there is a significant amount of crude oil that remains in the waste water.  Using the HydraSpin solution, operators are able to capture the vast majority of that residual crude oil that can then be sold on the open market.

The company believes its system will quickly and efficiently remove the vast majority of residual crude oil from waste water, reducing environmental degradation, lowering operating expenses for the operator, and in the process creating a potentially very valuable revenue stream from the recovered crude oil.

The scope of the market opportunity for HydraSpin USA is quite substantial.  According to The United States Energy Information Agency, US Domestic oil production is expected to increase from 10.9M Barrels per day in 2018 to 12.1M Barrels per day in 2019 1.   With more than 1 million active wells in production and now with more than 50% of domestic oil coming from hydraulic fractured horizontal wells 2, the need for disposal of waste water is already massive, and the demand is projected to continue to grow for the foreseeable future.

Every barrel of oil that can be skimmed from the waste stream typically results in 20 gallons of gasoline, 12 gallons of diesel fuel, 4 gallons of jet fuel, and countless other highly valuable petrochemicals that are in demand in the market. The HydraSpin system will potentially enhance a well operator’s operating efficiency at an injection site.  Operators not only save money in terms of operating efficiency, they have a substantial opportunity to increase their revenue stream be enhancing oil recovery.  The system can salvage as much as 500 barrels of APISG ready crude oil each and every day that the system is in operation.

The HydraSpin system is installed for disposal well operators on a revenue sharing basis, providing an extremely low barrier to market entry for operators.  By partnering with HyraSpin USA, well operators are able to save money, reduce the environmental impacts of the extraction process, and potentially increase their revenue stream from the sale of recovered oil without a large capital outlay.

Learn more about the HyrdaSpin USA oil extraction system by visiting www.hyrdaspinusa.com.

1.  https://www.eia.gov/outlooks/steo/

2.  https://money.cnn.com/2016/03/24/investing/fracking-shale-oil-boom/index.html